CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Yield Optimization Securities with Contingent Protection Linked to the Common Stock of Apple Inc.	$783,000	$30.77
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated April 10, 2008)

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $783,000 Notes linked to the common stock of Apple Inc. due November 28, 2008

Investment Description

Yield Optimization Notes with Contingent Protection (the ”Notes”) are notes issued by UBS AG (”UBS”) linked to the performance of the common stock of a specific company (the ”underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive at maturity the share delivery amount (as defined on page 2 of this pricing supplement) of the underlying stock for each Note you hold, and that such share delivery amount could be worth less than your principal. At maturity, you will receive the share delivery amount of the underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under“ General Terms of the Notes — Antidilution Adjustments”) for your Notes if the closing price of the underlying stock falls below the specified trigger price on any trading day during the observation period. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal.

Features
☐	Enhanced coupon payments are made regardless of the performance of the underlying stock and are designed to compensate you for the fact that the Notes are not fully principal protected and that you could lose some or all of your principal.
☐	Contingent protection feature protects your principal only if the closing price of the underlying stock never falls below the trigger price during the observation period and you hold the Notes to maturity:
♦	If the closing price of the underlying stock never falls below the trigger price, at maturity you will receive a cash payment equal to your principal amount. You will not participate in any appreciation of the underlying stock at maturity.
♦	If the closing price of the underlying stock falls below the trigger price on any trading day during the observation period, at maturity you will receive the share delivery amount (as defined on page 2 of this pricing supplement) of the underlying stock for each of your Notes. If you receive shares of the underlying stock at maturity, they may be worth less (or more) than your principal or may be worthless.

Key Dates

Trade Date	May 22, 2008
Settlement Date*	May 30, 2008
Coupon Payment Dates	August 29, 2008, November 28, 2008
Final Valuation Date**	November 24, 2008
Maturity Date**	November 28, 2008
*	We expect to deliver each offering of the Notes against payment on or about the fifth business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that each Note initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
**	Subject to postponement in the event of a market disruption event as defined in the YONCP product supplement.
Note Offering

These terms relate to the Notes we are offering. The Notes are linked to the common stock of Apple. The performance of each Note will not depend on the performance of any other Note.

Underlying Stock	Coupon Per Annum*	Initial Price	Trigger Price	Initial Share Delivery Amount	CUSIP	ISIN
Common stock of Apple Inc.	15.25%	$177.05	75% of Initial Price	5.648	90261JCA9	US90261JCA97
*	Paid quarterly in arrears in 2 installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they may be worth less (or more) than your principal or may be worthless.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Apple Inc.	$783,000	100%	$13,702.50	1.75%	$769,297.50	98.25%

UBS Investment Bank

Pricing Supplement dated May 22, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated April 10, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000265/v110095_690152-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated April 10, 2008, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$1,000
Term	6 months
Coupon Payment	Coupon payment paid quarterly in arrears in two installments regardless of the performance of the underlying stock, as specified on the first page of this pricing supplement
Payment at Maturity (per Note)

➢

If the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period, at maturity we will pay you an amount in cash equal to your principal amount.

➢

If the closing price of the underlying stock falls below the trigger price on any trading day during the observation period, at maturity we will deliver to you the share delivery amount of the underlying stock for each Note you own.

Each Note is not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may be worthless.
Share Delivery Amount	The “share delivery amount” shall mean a number of shares of the underlying stock equal to (i) the principal amount per Note (i.e., $1,000) divided by (ii) the initial price of one share of the underlying stock, as such share delivery amount may be adjusted (together with a corresponding adjustment to the trigger price) in the case of certain corporate events as described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments.” If our payment is to be made in shares of the underlying stock, upon delivering to you the share delivery amount at maturity of the Notes, we will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction, as determined by the calculation agent, multiplied by the closing price of the underlying stock on the final valuation date.
Closing Price	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading
Initial Price	$177.05, the closing price of the underlying stock on the trade date
Observation Period	The period starting on, and including, the trade date and ending on, and including, the final valuation date

Determining Payment at Maturity for Each Offering of the Notes

You will receive the share delivery amount of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement).

♦	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
♦	If the market price of the underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

Your Notes are not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may be worthless.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the underlying stock at maturity that may be worth less than your principal or may be worthless.
♦	You believe the market price of the underlying stock is not likely to appreciate by more than the value of the coupons paid on the Notes.
♦	You believe the closing price of the underlying stock is not likely to fall below the trigger price at any time during the observation period.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the underlying stock.
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the underlying stock at maturity.
♦	You believe the market price of the underlying stock is likely to appreciate by more than the value of the coupons paid on the Notes.
♦	You believe the closing price of the underlying stock is likely to fall below the trigger price during the observation period.
♦	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-36 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of a forward contract relating to the underlying stock. Under this characterization of the Notes, interest paid in respect of each offering of the Notes would be divided into two components for tax purposes: the debt component and the put option component.

Debt component—Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component—The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis if shares are delivered.

Underlying Stocks	Coupon per Annum	Debt Component per Annum	Put Option Component per Annum
Common stock of Apple Inc.	15.25%	2.85%	12.40%

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes as described above. In light of the uncertainty as to the United States federal income tax treatment, it is possible that your security could be treated as a single contingent short-term debt instrument. However, there are no specific rules that govern this type of instrument and therefore if your security were characterized as a single contingent short-term debt instrument, the tax treatment of your security would not be entirely clear. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

In addition, the Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance they will ultimately issue, if any, and whether such guidance will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of Loss of Contingent Protection — Your principal will be protected only if the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period and the Notes are held to maturity. If the closing price of the underlying stock falls below the trigger price on any trading day during the observation period, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the underlying stock is less than the trigger price on at least one day during the observation period (and, therefore, you receive shares instead of cash at maturity) and (2) the closing price of the underlying stock at maturity is greater than the initial price.
♦	Single Stock Risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the observation period and you will not participate in such appreciation unless the closing price of the underlying stock falls below the trigger price at least once during the observation period. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the closing price on any trading day has fallen below the trigger price and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.

♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying stock — Following certain corporate events relating to the issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Antidilution Adjustments” and “—Reorganization Events” beginning on page PS-26 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will only receive an amount in cash equal to your principal amount unless the closing price of the underlying stock falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events) on any trading day during the observation period.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-39 of the YONCP product supplement and consult your tax advisor about your tax situation.
Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term:	6 months
Principal amount per note:	$1,000
Coupon per annum	15.25%, or $152.50 ($1,000 × 15.25% = $152.50)
Coupon payment (paid quarterly)	$38.13 per quarter ($152.50/4 = $38.125)
Total Coupon Payment	$76.25 per note ($38.125 × 2 = $76.25)
Initial price of the underlying stock:	$177.05 per share
Trigger price:	$132.79 (75% of initial price)
Share delivery amount:	5.6481 shares of the underlying stock (Principal Amount per Note/Initial price of the underlying stock)
Dividend yield on the underlying stock*:	1%
*	Six-month dividend yield assumed received by holders of the underlying stock during the term of the Notes. The dividend yield in the Hypothetical Examples is used for illustrative purposes only. As of May 22, 2008, the trade date, the underlying stock does not pay a dividend.
Scenario #1:	The closing price of the underlying stock never falls below the trigger price of $132.79 during the observation period.

Since the closing price of the underlying stock did not fall below the trigger price of $132.79 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the underlying stock (plus dividends, if any) is less than 7.625%.

If the closing price of the underlying stock on the final valuation date is $177.05 (no change in the price of the underlying stock):

Payment at Maturity:	$1,000
Coupons:	$76.25
Total	$1,076.25
Total Return on the Notes:	7.625%

In this example, the total return on the Notes is 7.625% while the total return on the underlying stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $230.17 (an increase of 30%):

Payment at Maturity:	$1,000
Coupons:	$76.25
Total	$1,076.25
Total Return on the Notes:	7.625%

In this example, the total return on the Notes is 7.625% while the total return on the underlying stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $150.49 (a decline of 15%):

Payment at Maturity:	$1,000
Coupons:	$76.25
Total	$1,076.25
Total Return on the Notes:	7.625%

In this example, the total return on the Notes is 7.625% while the total return on the underlying stock is a loss of 14% (including dividends).

Scenario #2:	The closing price of the underlying stock falls below the trigger price of $132.79 during the observation period.

Since the closing price of the underlying stock fell below the trigger price of $132.79 on one or more trading days during the observation period, you will receive at maturity the share delivery amount of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $88.53 (a decline of 50%):

Value of share received:	$500.02	($88.53 × 5.6481 = $500.02)
Coupons:	$76.25
Total	$576.27
Total return on the Notes:	-42.38%

In this example, the total return on the Notes is a loss of 42.38% while the total return on the underlying stock is a loss of 49% (including dividends).

If the closing price of the underlying stock on the maturity date is $150.49 (a decline of 15%):

Value of share received:	$849.98	($150.49 × 5.6481 = $849.98)
Coupons:	$76.25
Total	$926.23
Total return on the Notes:	-7.38%

In this example, the total return on the Notes is a loss of 7.38% while the total return on the underlying stock is a loss of 14% (including dividends).

If the closing price of the underlying stock on the maturity date is $203.61 (an increase of 15%):

Value of share received:	$1,150
Coupons:	$76.25
Total	$1,226.25
Total return on the Notes:	22.63%

In this example, the total return on the Notes is 22.63% while the total return on the underlying stock is 16% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions:

Term:	6 months
Coupon per annum*:	15.25% ($30 per quarterly pay period)
Initial price:	$177.05 per share
Trigger price:	$132.79 (75% of the initial price)
Principal amount:	$1,000 per Note
Dividend yield on the underlying stock**:	1.00% (1% is the 6 month yield, annual yield is 2%)
*	Coupon payment will be paid in arrears in two quarterly installments during the term of the Note on an unadjusted basis.
**	Six-month dividend yield assumed received by holders of the stock during the term of the Notes. The dividend yield in the Hypothetical Return Table is used for illustrative purposes only. As of May 22, 2008, the trade date, the underlying stock does not pay a dividend.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return at Maturity(4)	Payment at Maturity	Total Return at Maturity(5)	Payment at Maturity(6)	Total Return at Maturity
$265.58	50.0%	51.00%	$190.55	7.63%	$279.08	57.63%
$256.72	45.0%	46.00%	$190.55	7.63%	$270.22	52.63%
$247.87	40.0%	41.00%	$190.55	7.63%	$261.37	47.63%
$239.02	35.0%	36.00%	$190.55	7.63%	$252.52	42.63%
$230.17	30.0%	31.00%	$190.55	7.63%	$243.67	37.63%
$221.31	25.0%	26.00%	$190.55	7.63%	$234.81	32.63%
$212.46	20.0%	21.00%	$190.55	7.63%	$225.96	27.63%
$203.61	15.0%	16.00%	$190.55	7.63%	$217.11	22.63%
$194.76	10.0%	11.00%	$190.55	7.63%	$208.26	17.63%
$185.90	5.0%	6.00%	$190.55	7.63%	$199.40	12.63%
$177.05	0%	1.00%	$190.55	7.63%	$190.55	7.625%
$168.20	-5%	-4.00%	$190.55	7.63%	$181.70	2.63%
$159.35	-10%	-9.00%	$190.55	7.63%	$172.85	-2.38%
$150.49	-15%	-14.00%	$190.55	7.63%	$163.99	-7.38%
$141.64	-20%	-19.00%	$190.55	7.63%	$155.14	-12.38%
$132.79	-25%	-24.00%	$190.55	7.63%	$146.29	-17.38%
$123.94	-30%	-29.00%	n/a	n/a	$137.44	-22.38%
$115.08	-35%	-34.00%	n/a	n/a	$128.58	-27.38%
$106.23	-40%	-39.00%	n/a	n/a	$119.73	-32.38%
$97.38	-45%	-44.00%	n/a	n/a	$110.88	-37.38%
$88.53	-50%	-49.00%	n/a	n/a	$102.03	-42.38%
$79.67	-55%	-54.00%	n/a	n/a	$93.17	-47.38%
$70.82	-60%	-59.00%	n/a	n/a	$84.32	-52.38%
$61.97	-65%	-64.00%	n/a	n/a	$75.47	-57.38%
$53.12	-70%	-69.00%	n/a	n/a	$66.62	-62.38%
(1)	A trigger event does not occur if the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period.
(2)	A trigger event occurs if the closing price of the underlying stock falls below the trigger price on at least one trading day during the observation period.
(3)	The final price of the underlying stock is as of the final valuation date, if the closing price of the underlying stock never falls below the trigger price during the observation period. If the closing price of the underlying stock falls below the trigger price during the observation period, the final price of the underlying stock is as of the maturity date.
(4)	The total return at maturity on the underlying stock includes a 1% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the final valuation date.
Information about the Underlying Stock

Included on the following pages is a brief description of the underlying issuer of the underlying stock. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying stock. The information given below is for the four calendar quarters in each of 2003, 2004, 2005, 2006 and 2007. Full data is provided for the first calendar quarter of 2008 and partial data is provided for the second quarter of 2008. We obtained the closing price information set forth below from Bloomberg, L.P. without independent verification. You should not take the historical prices of the underlying stock as an indication of future performance.

The underlying stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Apple Inc.

According to publicly available information, Apple Inc. (“Apple”) designs, manufactures, and markets personal computers, portable digital music players, and mobile communication devices and sells a variety of related software, services, peripherals, and networking solutions. Information filed by Apple with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10030, or its CIK Code: 0000320193. Apple’s website is http://www.apple.com. Apple’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AAPL”.

Historical Information

The following table sets forth the quarterly high and low closing prices for Apple’s common stock, based on daily closing prices on the primary exchange for Apple, as reported by Bloomberg L.P. Apple’s closing price on May 22, 2008 was $177.05.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$13.98	$10.64	$13.53
4/1/2004	6/30/2004	$16.85	$12.87	$16.27
7/1/2004	9/30/2004	$19.38	$14.57	$19.38
10/1/2004	12/31/2004	$34.22	$19.15	$32.20
1/3/2005	3/31/2005	$45.06	$32.25	$41.67
4/1/2005	6/30/2005	$43.78	$34.22	$36.81
7/1/2005	9/30/2005	$53.84	$37.39	$53.61
10/3/2005	12/30/2005	$75.00	$49.25	$71.89
1/3/2006	3/31/2006	$85.61	$58.72	$62.72
4/3/2006	6/30/2006	$71.93	$56.02	$57.12
7/3/2006	9/29/2006	$77.74	$50.55	$77.03
10/2/2006	12/29/2006	$91.80	$73.18	$84.84
1/3/2007	3/30/2007	$97.13	$83.27	$92.91
4/2/2007	6/29/2007	$125.09	$90.24	$122.04
7/2/2007	9/28/2007	$154.50	$117.05	$153.54
10/1/2007	12/31/2007	$199.83	$153.76	$198.08
1/2/2008	3/31/2008	$194.97	$119.15	$143.50
4/1/2008	5/22/2008	$189.96	$147.14	$177.05
*	As of the date of this pricing supplement available information for the second calendar quarter of 2008 includes data for the period from April 1, 2008 through May 22, 2008. Accordingly, the ”Quarterly High,” ”Quarterly Low” and ”Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2008.

The graph below illustrates the performance of Apple’s common stock from February 27, 1998 through May 22, 2008, based on information from Bloomberg L.P. The dotted line represents the trigger price, equal to 75% of the closing price on May 22, 2008. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	386,575	389,198
Total Debt	386,575	389,198
Minority Interest(2)	6,310	6,353
Shareholders' equity	16,386	16,497
Total capitalization	409,271	412,048
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00679 (the exchange rate in effect as of March 31, 2008).

Annex

The following supplements the summary entitled “What Are the Tax Consequences of the Notes?” in this pricing supplement and the discussion under “Supplemental U.S. Tax Considerations” in the YONCP product supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for investors who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement and the YONCP product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

“Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon per Annum” is provided with respect to each offering on pages 1 and 4 of this pricing supplement.

“Debt Component per Annum” is provided on page 4 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value x Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided with respect to each offering on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon per Annum).

“Option Sale Amount” is equal to Sale Price - Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided with respect to each offering on page 4 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:
♦	Aggregate Option Premium Received × Quantity at Maturity; or
2)	No tax event. If you receive shares of the applicable underlying stock, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:
♦	(Initial Price – Aggregate Option Premium Received) × Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying stock, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:
♦	Accrued Coupon at Sale × (Debt Component per Annum/Coupon per Annum) × Quantity Sold.
2)	Capital gain or loss. You will recognize short-term capital gain or loss in respect of the debt portion of the Notes equal to:
♦	(Debt Sale Amount – Initial Price) × Quantity Sold;

and in respect of the option portion of the Notes, equal to:

♦	(Option Sale Amount + (Accrued Coupon at Sale × (Put Option Component per Annum/ Coupon per Annum))) × Quantity Sold; plus
♦	Aggregate Coupons Received × (Put Option Component per Annum/Coupon per Annum) × Quantity Sold.